CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               February 13, 2019


Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


        Re:                         FT 7818
              Senior Loan Closed-End and ETF Portfolio, Series 25
                                 (the "Trust")
                      CIK No. 1758662 File No. 333- 228723
        ---------------------------------------------------------------



Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE SECOND PARAGRAPH UNDER "EXCHANGE-TRADED FUNDS" REFERS TO "PHYSICAL COMMODITIES." PLEASE TAILOR THIS DISCLOSURE TO WHAT THE ETFS ARE HOLDING.

      Response: This paragraph will be deleted from the prospectus. The 80% test in the first paragraph of the "Objectives" section discloses that the ETFs invest at least 80% of their assets in senior loans.

Risk Factors
------------

      2. PLEASE DISCLOSE THE RISKS IN ORDER OF IMPORTANCE TO THE TRUST. SPECIFICALLY MOVE THE SENIOR LOANS RISK CLOSER TO THE BEGINNING OF THE RISK FACTORS SECTION.

      Response: The Senior Loans Risk was made more prominent in the Risk Factors section based on a previous comment from the staff. The Trust otherwise believes that the risks, as currently presented, are appropriately ordered for investor comprehension.

      3. UNDER THE HIGH-YIELD RISK, PLEASE DISCLOSE THE LOWEST RATING OF JUNK THE FUNDS HELD BY THE TRUST WILL BE INVESTING IN AND INCLUDE ANY ASSOCIATED RISKS.

      Response: The following disclosure has been added to the second paragraph of the High-Yield Securities Risk:

      The Funds held by the Trust may invest in securities of any high-yield credit quality.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                          ---------------------
                                          Daniel J. Fallon